Filed by Cumulus Media Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Citadel Broadcasting Corporation
Commission File No.: 001-31740
The following information was made available by Cumulus Media Inc., on March 14, 2011 at www.cumulus.com.
CONFERENCE CALL TRANSCRIPT
Q4 2010 CUMULUS MEDIA INC. EARNINGS CALL
Moderator: Lew Dickey
March 14, 2011
9:00 a.m. ET

Operator:	Hello and welcome to Cumulus Media Fourth Quarter Earnings Release conference call. Please note certain statements in today’s press release and discussed on this call may constitute forward-looking statements under federal security laws.

These statements are based on management’s current assessments and assumptions and are subject to a number of risks and uncertainties. Actual results may differ materially from the results expressed or implied in these forward-looking statements due to various risks and uncertainties or other factors.

I would like to introduce Mr. Lew Dickey, Chairman and CEO of Cumulus Media. Sir, you may proceed.

Lew Dickey:	Thank you, operator. Good morning, everybody. I appreciate everybody taking the time to join us today for our earnings call. I’m also joined today by our CFO J.P. Hannan.

Today, we’re going to take you — we’re going to — excuse me — today, we’re going to update you on our fourth quarter and full year 2010 performance and we’ll briefly discuss the revenue outlook and pacing for the first half of 2011. We’ll also discuss the recent merger and acquisition activity that will have a transformative effect on Cumulus going forward.

Now, starting with our Q4 results, while our ads reported net revenue for all markets was up only slightly for the quarter at 69.8 million, these results were understated due to a previously disclosed one time non-cash revenue event booked in Q4 of 2009.

Exit this item, cash revenue was a strong 6.2 percent up for the period. Though political was the driving force of revenue growth in the quarter, we continue to see the sequential improvements in national business and the key local revenue categories such as auto, education, insurance, home improvement and restaurants that we’ve been experiencing all year.

As you may recall from our Q3 conference call, political advertising equaled our results in the last election cycle in 2008 and came in at just north of $6 million for the year. Politicals become a significant and rapidly growing biannual revenue stream and will be a strong growth driver in 2012 and we expect it to set yet another record.

Moving on to CMP; CMP’s Q4 revenue growth was also very strong at 7.7 percent and for the full year, CMP grew revenue at 7.5 percent, and moving down the P&L on the cost side, as I reported, station operating expenses decreased by 11.4 percent. This was due in part to one time trade adjustment in Q4 2009 that was also responsible for the disparity between cash revenue growth of 6-1/2 percent in total revenue growth including trade of 0.3 percent.

Exit this adjustment, our OPEX decreased by 4-1/2 percent for the quarter. And consequently, adjusted EBIDA for CMI great 28.2 percent for the quarter and was up 20.5 percent for the full year. At CMP, adjusted EBIDA grew 21.3 percent for the quarter and CMP’s full year EBIDA grew 18.8 percent.

Now, our increased operating leverage is the direct result of our ongoing innovation of the radio business model and the use of our proprietary technology platform, help us reengineer the fixed cost structure thus enabling us to scale the business most efficiently.

This increased efficiency continues to fuel our industry leading EBIDA margins which again improve significantly this quarter finishing the year at 33.2 percent, 500 basis point improvement over fiscal — over full-year — excuse me — 2009.

Our low cost to capital along with these expanding margins combined to enable us to generate considerable free cash flow enables us to accelerate our deleveraging. We generated more than $57 million of free cash in 2010 and paid down close to $40 million of debt in the year.

Now, this is in addition to the $62 million of debt we paid down in 2009. As a result, our net leverage dropped to 6.67 times by the end of the quarter. And we have been guiding you throughout 2010 — or as we’ve been guiding you throughout 2010, we will be below our 6.5 times covenant at the end of this month and we will be — we will be in total compliance with the terms of our credit agreement as our leverage covenants resume at the end of this quarter at 3-31, 2011.

Further, our cost of capital continues to decline with our clawback of 50 basis points beginning next month as well as our live or spread will decrease from 375 to 325.

You may recall we already clawed back 25 basis points in the second quarter of 2010. In addition, we have just seen the roll-off of our 393 live or hedge on $400 million of our term loan which just occurred a few days ago further lowering our interest expenses. Live removes now from 393 to about 25 on $400 million of debt.

At CMP, we generated $54.5 million of free cash in 2010 and we paid down $99 million of debt throughout 2010. As a result, CMP’s net leverage decreased from nine and a quarter — 9.25 times to 7.52 times over the course of 2010.

CMP’s EBIDA margins continue to expand in Q4 finishing the year at almost 43 percent to lead the industry by an even wider margin. Now, let’s move on to the revenue outlook for the first half of the year. With respect to Q1, CMI is currently pacing at 2.5 percent up and CMP’s Q1 is currently pacing up at three percent.

As you all know, Q1 represents the lowest billing quarter for the year and accounts for approximately 20 percent of the year’s revenue. Looking at Q2,

both the month of April and Q2 are currently up more than double the pacing for Q1 for both CMI and CMP.

Now, let’s turn our attention to the Citadel Acquisition we announced last Thursday. We’ve prepared a short presentation to illustrate the terms, the deal structure and the business logic of the transaction. It can be found on our Web site at Cumulus.com by clicking on the investor tab and then clicking again on the PDF below the link to listen to this call.

Following, the presentation we’ll open it up for questions. So moving on to the presentation, as you can see as we move to page three of the PDF, Cumulus posts — the Cumulus CMP Citadel combination pro forma will be the largest pure play public radio company.

We feel it’s a very unique opportunity to invest in a liquid $1 billion plus market CAP company. It will have critical mass required to invest and compete in the local digital marketplace.

There will be optimal platform for further consolidation and increased vertical integration moving forward. This new platform will definitely take advantage of our best in class technology platform that has been one of the key drivers of our increased margins as we manage the fixed cost structure of the business.

We also believe there will be significant synergies in the ability to optimize the capital structure which we have discussed in the press release. Now, moving on to the next page, Cumulus, plus CMP, plus Citadel we feel is a dynamic platform for value creation.

We look at the transaction summary; in essence, we’re combining the number two and number two and number three U.S. radio groups and numbers of stations. Cumulus Media will acquire Citadel Broadcasting for 7.6 times, 2001, expected EBIDA adjusted for synergies.

Implied pro forma combined company multiple of 7.7 times 2011 adjusted for synergies based on the merger consideration price. So the entire — the entire pro forma entity at $4.34 which is the — which is the share — the consideration price per share is coming in at about 7.7 times expected 2011 EBIDA.

Citadel shareholders will receive $37 per share in cash and/or Cumulus — there will still be a mixed consideration and we’ll explain how this works. The total value is $37 and it’ll be a mixed consideration of cash and stock. The maximum cash will be $30 per share on a pro rata basis or the maximum equity if it — if more shareholders elect to take equity with their shares versus cash will be at $14 per share also prorate.

Now, the exchange ratio is set on the preannouncement (VELAP) of Cumulus at $4.34. IT implies an exchange ratio of approximately 8-1/2 shares of Cumulus stock for each share of Citadel. Cumulus will issue between 80 and 160 million — 161 million shares to Citadel shareholders depending upon the election of max cash or max equity. We expect the transaction to close late Q3.

Crestview Partners and Quarry Capital contribute up to $500 million of equity at the same implied $4.34 price. Crestview will invest their ranges between $225 and $250 and that will come in as common stock into the transaction.

Depending on the — depending on the election, think of it as an accordion depending upon the election of the — of the Citadel shareholders where Quarry will stand in to invest between $25 million and $250 million either in common stock or non-convertible perpetual preferred stock.

Cumulus has a financing package to borrow up to $3.025 billion which includes the — which includes the revolver. Expected net debt at close is approximately $2.8 million if 81 percent or greater of the Citadel shares elect cash or $2.7 billion if 38 percent or greater of the Citadel shares elect equity.

And moving on to the next page, the synergies of at least $50 million with a capitalized value of approximately $1 and a half to $2 of value per share in Cumulus stock. This will be a very large and liquid vehicle for investors to play the local ad market recovery.

Significantly, it will have significantly enhanced equity market capitalization and it will provide much greater trading and liquidity. I also expect it to attract widespread equity and credit research coverage.

This will be a deleveraging transaction for Cumulus and will de-risk the capital structure. Pro forma leverage at the CMI-CMP combination, pro forma for that combination, will decrease by up to a full turn after the transaction closes.

We’ll refinance all three capital structures into one balance sheet which will greatly simplify our capital structure. It will — it’ll lower the cost of capital for highly accretive acquisition opportunities moving forward. And also, the pro forma platform between CMI, CMP and Citadel, it has vastly increased both market and revenue diversification. It’s amazingly diversified platform when you run down the markets.

Lastly, this will leverage and exploit our best in class technology platform, our operating systems and our digital media initiatives across a much broader platform as we — as we drive scale through the business.

Moving on to the next page, you can see a map with all the various markets that we’re in and this — it will be 500 — it’s 570 radio stations total and 120 markets; very large, wide — nationwide platform with great diversification not only in revenue and cash flow, but also in geography and formats across the board.

Moving on to the next page, you can see on this slide the relative EBIDA margins with Cumulus and with CMI then CMI and CMP. I guessed the rest of our peers. And again, this is driven — this is driven in large part by the implementation of our technology platform which has enabled us to reengineer the fixed cost model of the business.

And then on the right-hand side on that graph, it shows in terms of our ability to get back to defend cash flow, which we have talked about throughout these calls from the recession on, this technology platform and the reengineering of the fixed cost model enabled Cumulus to defend cash flow and in essence get back — get much closer to peak EBIDA much faster than our competitors which enabled us to, in essence, play through the storm and positions us from — positions us for terrific growth and operating leverage going forward.

Moving on to the next slide, here we have a head-to-head comparison with CMI, CMP and CDL. Moving down, you can see — and then — and then the last column the Citadel with the network.

So it’s Citadel without the network and then with the network and you can see revenue, adjusted EBIDA and then the margins and then the revenue per station. What’s interesting is if you — if you compare this to the slide — to the — excuse me — to the margins and you look at it on a revenue per station, which would be the — which would be the third and fourth rose there, I think it’s very instructive to look at that and see the difference on revenue per station.

Margins in — margins in our system are a direct function of revenue per station. It’s the greater the revenue per station, the higher the margins we will — we will experience. And as you can see, the margins between CMI and CDL ex-network are very similar, yet the difference between yet it’s running about three or — a little more than three, three and a half times the revenue per station at CMI.

So clearly — and then we can — and then you can see that CMP is running about 2X revenue per station of the Citadel operation. So we would — revenue — so our EBIDA margins really are direct function in our system of revenue per station. You can see average market share going across and then — and then the last — the last two rows are cluster rank and average (inaudible). So — and revenue per station, by the way, is a direct function of average D&A rank.

So when you can see the average market size and CMI on a revenue weighted basis is 140 versus 16 at CMP which has — which has always been our large market platform and then Citadel at 46.

Moving on the next slide — excuse me — you can see the pro forma margins for the entire business and then this is — and it shows the synergies rolling through with an expected EBIDA margin of 39.5 percent. And then moving on to the next slide, here we have — this talks about our operating — our operating systems and technology platform.

Again, what we focus on, as you can see on the left-hand side, our proprietary management systems and technology platform create the numerous operating efficiencies throughout the business and we really work very hard as we have mentioned in the past to understand the differences between size and scale and you scale effectively to centralize key functions of strategic planning, corporate finance, all of our corporate development, our financial reporting, the expense management and budgeting, quality control, our (inaudible) information systems and then all of our HR and benefits, all very centralized which enables us to scale this and distribute it out over an every increasing platform.

And the robustness and capability of our technology platform enables us to manage these — you know in essence, increase the span of control of our managers over an ever increasing size of the business. It is really to understand the difference between size and scale and the use of technology to help drive this.

You can see we’ve got our proprietary technologies and then on the left-hand side, we talk about our eight distinctive software applications that’s everything from — it’s our traffic and billing, it’s CRM, it’s benefits management, it’s our CMS or contact management system, our own proprietary music scheduling as well as our studio automation, program monitoring and audio streaming which all of these are vertically integrated and developed in-house by Cumulus.

And this technology platform is now entering its fifth year and — in terms of it’s — of its operation side, our company with our latest — with our latest module being customer relationship management or CRM program which is being rolled out this year. But everything else has been in place for multiple years now and is driving all 68 markets at 350 radio stations and, again, helping us to achieve these industry leading margins.

We move on to the — to the next slide. We can see the total synergies that we are representing to be approximately $50 million of $50 million plus and those come through the buckets of corporate. Most of these are fairly obvious corporate overlap markets where we have duplicative fixed costs, operations where as you can see from the proprietary technology platform where we will drive further efficiencies through the business, and then lastly into the — in the network which is a separate revenue stream.

These total synergies are, again, a little more than $50 million and then obviously in addition, we have — we have identified some revenue synergy potential, but it’s really in the — in the — our ability to drive incremental product through the network channel and to, in essence, mind all of the content assets in the combined company and create syndication opportunities and to be able to do the same for — as we commercialize our technology platform and make it available for radio and television.

And moving on to page 12, a merger of Cumulus and Citadel will strongly position the company for the future. This will provide critical mass necessary to develop our social commerce initiatives that everybody refers to as the couponing type business that are out of the marketplace today.

We feel this is an excellent opportunity for us to participate in that. We have — ours is in beta today and we’ll be rolled out here very shortly. We’re very excited about this. The early — the early progress on it is extremely promising.

This is — and that’s, by the way, is just one of the many things that we’re focused on in terms of digital and social commerce initiatives that we’ll be able to scale and make appropriate investments and across a much broader platform.

The combined (inaudible) will be attractive for both recruiting, the development of new sales, programming and management talent. We have — we have — we have always promoted from within in our company and it’s an excellent opportunity for a guest again just like to be able to mind — to mind content assets. We’ll be able to mind terrific talent inside our business and continue to train and promote them and recognize the key leaders and the future leaders of the company.

So we’re excited about — we’re excited about all of the — all of the much larger pool of managers that will be — and talent that will be in our company and our ability to develop them and to keep them with us as we continue to grow the business.

So we’re excited about that human resource, that asset that we’ll be acquiring with this acquisition. Also provides scale for incremental leverage both CAPEX as well as vendors to continue you know?

What isn’t — what isn’t in here is the incremental scale of this acquisition will also have an overall benefit for us in terms of managing expenses on the — on the broader platform as well. So it’s kind of as we take the entire platform and point it back at CMI-CMP, there will undoubtedly be incremental benefits in terms of expense management for the broader platform just simply based on scale or CAPEX which will — which will impact just our ability on procurement as well as — as well as our ability to, in essence, buy in size to continue to manage costs down.

It’ll also provide the necessary scale to invest in our technology based initiatives including personalized interactive radio. This is something that we’re focused on as well. And as we continue to focus on this revenue stream of online radio, just released today, Cumulus was named as the fastest growing Internet radio company over the last nine months not only ahead of the other broadcasters, but also beating Pandora and Slacker as well in terms of our — in terms of our incremental growth from July of last year through today.

And then lastly, we believe that this platform will be well positioned for highly creative acquisitions in terms of our ability for incremental tuck-ins and vertical integration and incremental acquisitions for the network platform as well. So based on — excuse me — our cost of capital we feel we’ll be in an excellent position to continue to make highly creative tuck-in acquisitions to continue to build the platform.

And then the last slide is simply a sum — is a repeat of the first slide which just talks about the business logic of the transaction. Once again, it’ll — pro forma for the combination will be the largest pure played public radio company.

It will be a very unique opportunity for investors and — to play in a liquid large billion dollar plus market CAP company and in essence, participate in the cyclical recovery in local advertising, but it’ll be the — it’ll give us the critical mass required to compete and invest in the local digital marketplace, which we just talked about, and the increased consolidation of vertical integration which we also discussed.

It will help us to continue to evolve and develop our best in class technology platform and to leverage that across now 570 radio stations in 120 cities and that’s how the platform is robust, it’s built to scale and we’re looking forward to the implementation of it across the entire platform.

And then lastly, the synergies that will be present in this acquisition as well as the ability to optimize the capital structure and term out our debt over the long-term and create what we think is a very efficient free cash flow machine that will deliver rapidly as we move forward.

Now, with that, operator, we will open it up for — to questions. Thank you.

Operator:	Your first question is going to come from the line of (Marcie Ryvicker). Your line is now open.

(Marcie Ryvicker):	Morning. Congratulations on the deal. I have two questions related to earnings, one related to Citadel and CMP. So first with earnings; Lew, can you just clarify what the trade revenue and expense relate to (inaudible) it had such a big impact on your Q4 results at CMI?

J.P. Hannan:	(Marcie), it’s J.P. I’ll take that.

(Marcie Ryvicker):	OK.

J.P. Hannan:	If you recall last year, we talked about this briefly. We had a — an Internet initiative that we began in Q4 of last year and there was a sizeable cash-in — was a sizeable trade component going along with the cash component.

We as a company historically have been getting away from trade usage, but it was an interesting opportunity that’s been a revenue driver throughout 2010 for us.

So that initial impact in Q4 of last year, it’s — we carried it through the whole year. So we had to comp against that one time object in that item.

(Marcie Ryvicker):	So that was both revenue and expenses you were comping against?

J.P. Hannan:	Right. So as a result, it — there was no net impact EBIDA, but presentation wise for revenue, it’s a — it just skewed the results in the last — part of the last year.

Lew Dickey:	Of course, we had a large trade revenue in Q4 of 2000 — in 2009.

J.P. Hannan:	Nine.

Lew Dickey:	And then — and then the attendant expense that went along with it because it’s zero margin business.

(Marcie Ryvicker):	Got it.

Lew Dickey:	So as the comped through you know is that comped through to the fourth quarter of 2010? You had a large trade comp that we — that we rolled off and then it impacted expenses revenue negatively and expenses positively, but that’s why the cash revenue above six and half percent in the EBIDA growth are, in essence, speak to the cash components of the business.

J.P. Hannan:	Which there is a cash component to that initiative as well separate from the trade activity.

(Marcie Ryvicker):	OK. OK. And then.

J.P. Hannan:	And we are now flat in trade year over year, full year versus full year and we won’t have this issue going forward.

(Marcie Ryvicker):	OK. Q2 pacing sound great for both Cumulus and for the CMI and CMP. How much inventory is actually booked for the second quarter?

Lew Dickey:	Well, that’s why I really wanted to focus more on April and April is performing in the — in the — in line with the — with the quarter. May looks very good as well. May’s actually outperforming Aril and June. It’s way too early to take a look at it.

So you know April as for here we are in the middle of the month is similar to what we would normally see in the ordinary course. And is early on May, but May is — May and November are the two largest months of the year and May is really pacing much stronger than April at this stage.

So it’s too early to tell and it — and it could roll back. So that’s why we’re just looking at the overall pacing right now and keying off of April which looks very strong and definitely is growing versus the pacing in Q1.

(Marcie Ryvicker):	OK. And then just moving to Citadel, I know you talked about the $50 million in synergies coming strictly from the expense side. Can you give us examples of where potential top line synergies could come from?

Lew Dickey:	Well, we started to talk about that in terms of just to throw out a brief example would be on the network side and we’ve got the ability to — we’re — we’ve got the ability to take incremental products and drive it through that distribution channel.

And so clearly we’re doing business with a lot of the networks today and there’s way for us to take product that we currently have and, again, put that on the grid, on that network and put inventory on the grid there and we believe that there’s going to be incremental revenue opportunities there and then really across the board.

I think — but I think that’s it’s — at this stage of the game, we’re just focused on the accessible cost synergies as we — as we pro forma this out and look at our financing.

(Marcie Ryvicker):	Thank you.

Lew Dickey:	Operator, next question.

Operator:	Your next question comes from (Bishop Sheen). Your line is now open.

(Bishop Sheen):	Hi, everyone. Thanks for the great update. It was very helpful and we can feel your excitement on this end of the line. Two questions, Lew. Let’s go back to the synergy. How long do you think it’ll take to capture the initial $50 million of synergy and feel free to expand about capturing the top line synergies that you think are there as well?

Lew Dickey:	(Bishop), on the $50 million of synergies similar to the experience we had with CMP and the integration there five years ago, most of this will — the vast majority of it will occur in the first six months and then — and then the rest of it really through the — I would say you’re looking at probably 75 to 80 percent of it in the first year, but two-thirds or more of it in the first six months and then the rest will sort of tail end in the — in the next six months after that.

So most of it in 18 months, but the vast majority of it in the first 12 months and the vast majority of that in the first six months, if you will. So it’s all pretty front-loaded in terms of restructuring and the way we run the — it takes about — it’ll take about 180 days to implement our technology platform into the business and that will drive the — that will be the biggest driver of the synergies.

(Bishop Sheen):	And then moving on, any color on local revenue? I don’t know in terms of Q4, I’m still not sure what drove your — I mean, the revenue was flat because you said of — at one time Q4 ‘09, but can you give us color about the (inaudible) local?

Lew Dickey:	Well, local is — local is actually starting to really move nicely. I mean, as — when I’ve taken a look at Q1 right now, Q1 local — excuse me — Q1 local pacing is out — Q1 is — excuse me — local is outpacing national in the first quarter and Q1 at CMP’s local is pacing up over seven percent.

And so local is starting to rebound. We’re seeing — we’re seeing the recovery in the larger markets first hence the outperformance of CMP and we’re now seeing — and that’s generally how these recoveries take place, as you know over the years and we’re now seeing — it sort of goes it starts with national — it starts with national on the larger markets and that it makes it’s way down to the midsize to smaller markets and then national starts to give way to local and we’re now starting to see that.

As I say, local is pacing up over seven percent for CMP in the first quarter and is pacing in it’s — and it is not in line with the overall pacing that we have at CMI in the first quarter.

And then in the second quarter, it’s just — just in the month of April because it’s early local — and CMI — excuse me — CMP because it’s the larger markets that tends to book out sooner as we — as we sit here in the middle of March. The local business at CMI — excuse me — the local business at CMP in the larger market platform continues to accelerate in the month of April over where it is in the first quarter by probably another 100, 150 basis points.

So, it’s early and obviously we’re — we’ll pine more on that when we — when we deliver our first quarter earnings, but the prognosis looks pretty good. It looks like local is gaining traction; it’s starting to take root you know?

We’re seeing the automotive business start to move up nicely. As you know the auto was at one point as high as 18, 19 percent for CMI and it went all the way down to single digits. We watched auto — watched auto deteriorate about 65 percent of the company and it drove a large part of the $60 to $65 million peak to trough revenue decline that we had. A large part of it was automotive and that is now moving back nicely.

In the — in the fourth quarter alone, automotive was up — automotive was up 17 percent at CMI and it was up 26 percent — 27 percent — excuse me — 26.8 percent at CMP.

Now, that was driven at CMP in large part by national coming back first as you know but now, we’re starting to see the local dealers gain their footing. Their balance sheets are stronger. Certainly, they were — they took a — they took a pretty strong hit obviously in the — when the SARS went from 17 down to nine and a half and they’re now — their balance sheets seem to be getting stronger.

I know there’s been some consolidation in that space and these are just large local retailers in our markets and they’re — they use our medium extremely well and have for decades.

And so we’re seeing that category start to come back nicely and that’s going to be a key driver of local growth for us going forward. It’s just such a big category. They’re just such large retailers and they — and radio is a natural fit for them.

They understand how to use the medium and they — and they have a great deal of success with the medium. And so just as they’re — as they’re using more online advertising to in essence inform the consumer, they still use broadcasting, use it very well to inspire and activate the consumer and create the excitement around the product.

And so that continues to work. It continues to drive product, its point of purchase. So we’re seeing that as the auto recovery continues to build and they’re talking about the SARS moving from 11-12 to 13-14 over the next few years.

You’re just going to see — and as these local dealers become more sure-footed, you’re just going to see incremental growth in that category which is a key driver. We’re already seeing it. For CMI, in other words, it’s back up to 12 percent in the — in the fourth quarter for us and we expect that to continue to grow based on what we’re seeing in the first quarter.

(Bishop Sheen):	Last.

J.P. Hannan:	(Bishop), if I may, going back.

(Bishop Sheen):	... last question for me, on the financing; I noticed the $500 million bridge. That would be a bridge to what?

Lew Dickey:	Well, that’s a — that’s a bridge to a — either a senior — a senior note or a senior subordinated note and we will be able to discuss this financing based on FD more fully as we go down the pike here, but it’s a — it’s a bridge to non-senior — to non-first lien debt.

(Bishop Sheen):	OK.

Lew Dickey:	And J.P., I’d follow-up on your earlier question.

J.P. Hannan:	Yes. (Bishop), I’ll just go back to your question on synergies and I know you’re very familiar with the CMP story, but I thought the people on the call may not be so familiar you know?

If you recall, we initially targeted $18 million of synergies there to be achieved in the first 24 months. We not only achieved that, after we achieved that, we went on and found another 18 on top of that. So it was a 2X performance there.

(Bishop Sheen):	Right.

Lew Dickey:	Second. And the back half of that was you know — the back half of that was driven exclusively by the development of our technology platform which, as we talked about, was the test kitchen for that was the laboratory, if you will, with CMP and that’s where this was all developed.

This technology platform was developed in the large markets as you saw from the — from the deck. The median revenue weighted market size is 16. So this platform was developed on the largest markets and had a material impact on our ability to structure the fixed costs in those businesses and help facilitate the incremental synergy.

So we feel very confident about the numbers that we’re — that we are posting here and we have a very strong and long track record of achieving and exceeding those numbers.

(Bishop Sheen):	Maybe you’ll get stronger tail winds this time. CMP was, I think — that was August 2006 when you first started to capture those synergies and I remember the radio industry wasn’t in great recovery. It was everything else around it was having to compete.

Lew Dickey:	Well, that’s right. We closed that transaction in May of ‘06 and it was shortly thereafter we headed into a very difficult period. So it just made — it made the job all the more difficult in terms of — in terms of achieving that and I think everybody’s capital structure in essence, because there was an awful a lot — as you know an awful lot of re-financings that were done in the — in the ‘07 vintage era and ‘06, ‘07.

And so there were a lot of capital structures that were, in essence, sized for a — size for an industry at $21 billion and then we saw — we saw a contraction due to the recession we just outlined as much of it was due, in fact, to the automotive business contracting as it did.

And as the industry has begun growing again, and 2010 is a growth year for it, obviously 2011 is off to a — is off to a positive start in a growth year. We expect a strong growth year. And then 2012 based on what we see in the incremental political and it should be — that should be one more revenue stream to continue as it also flows into an overall secular recovery through 2012 and beyond.

So you know you look at a business that really is a nominal GDP plus grower in the non-political years and anywhere from one and a half to 2X that depending on the platform and the exposure in the — in the political years.

So we believe it’s back on track and I think to your point it’s certainly something that as we look at our ability to achieve these synergies this time around, we’re — I think our timing is significantly better than it was with the CMP acquisition where we were headed into — where the cycle in essence had ended and it was moving in a different direction.

J.P. Hannan:	And the technology platform’s already built.

Lew Dickey:	And the technology — that’s exactly right. That’s a good point. It’s already built, fully integrated and we are — you know you learn as you go along with these things and I think we’ve had — we’ve been five years before we’ve done an integration.

And so we’ve got in essence a lot of dry powder in our shop to be able to take on the next — the next challenge here and the platform is honing on eight cylinders here. So we’re excited and looking forward to this.

(Bishop Sheen):	Good luck, gentlemen. Thank you.

Lew Dickey:	Thank you, (Bishop).

J.P. Hannan:	Thanks, (Bishop).

Lew Dickey:	Operator, next question.

Operator:	Your next question comes from the line of (Jonathan Levine). Your line is now open.

(Jonathan Levine):	Yes. I joined a little late. So I apologize if you touched on this. But a couple of quick questions; first, as — in regards to the merger, do you expect to have to sell any stations?

Lew Dickey:	(Jonathan), there’s some required divestitures as per the — in the overlap markets and for some of the grandfather CMI stations that — because of the change in control and those will be — those will be — those will be identified and placed in a divestiture trust to be — to be sold in an orderly fashion.

(Jonathan Levine):	OK. And then just on the fourth quarter, it sounds like obviously your pacings are picking up you know first quarter and then also in April, but the (inaudible) revenues in the fourth quarter were flat year-in-year. Can you provide just some color in terms of what was going on?

J.P. Hannan:	We did talk about earlier cash revenue was actually at 6.2 percent. It was very strong. As reported revenue was flat due to a one time trade adjustment that was made in 2009 that won’t repeat itself and didn’t repeat itself in 2010.

(Jonathan Levine):	OK. Thank you. That was it.

Lew Dickey:	Thank you. Next question, operator.

Operator:	There are no further questions.

Lew Dickey:	All right. Well, good. Well, we appreciate everybody’s time today and as you can see, we are — we are making good progress here with our capital structure with our deleveraging and with this transformative acquisition that we’ve announced and our plans to integrate it and to run it in our systems and continue to grow this business and be in a position to build a strong and significant local media business across the country.

So we look forward to speaking with everybody soon and thanks again for your time. Have a good day.

Operator:	That concludes today’s conference call. You may now disconnect.
END
Forward-Looking Statements
This communication contains “forward-looking” statements regarding the acquisition of Citadel Broadcasting Corporation by Cumulus Media Inc. and related financing, which include expected earnings, revenues, cost savings, leverage, operations, business trends and other such items, that are based on current expectations and estimates or assumptions. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those predicted in any such forward-looking statements. Such factors, include, but are not limited to, the possibility that the acquisition or the related financing is not consummated, the failure to obtain necessary regulatory or stockholder approvals or to satisfy any other conditions to the acquisition, the failure to realize the expected benefits of the acquisition, and general economic and business conditions that may affect the companies before or following the acquisition. For additional information regarding risks and uncertainties associated with Cumulus, see its filings with the Securities and Exchange Commission (“SEC”), including its Form 10-K for the year ended December 31, 2009 and subsequently filed periodic reports. Cumulus assumes no responsibility to update the forward-looking statements contained in this release as a result of new information, future events or otherwise.
Additional Information
This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Cumulus or Citadel. Cumulus will file a registration statement, and Cumulus and Citadel will file with the SEC and mail to their respective security holders an Information Statement/Proxy Statement/Prospectus in connection with the proposed business combination. INVESTORS ARE URGED TO READ THOSE FILINGS, AND ANY OTHER FILINGS MADE BY CUMULUS WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION, WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Those documents, when filed, as well as Cumulus’s other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at Cumulus’s website at www.cumulus.com.

Cumulus and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Citadel’s stockholders. You can obtain more information about Cumulus’s executive officers and directors, and their beneficial interests in Cumulus’s common stock, from filings made with the SEC, which are available at the SEC’s website, www.sec.gov. Information regarding any interests of the executive officers and directors in this transaction will be contained in the Information Statement/Proxy Statement/Prospectus when it becomes available.